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CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

June 1, 2015

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Glaukos Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed May 22, 2015

File No. 333-204091

Dear Ms. Ravitz:

On behalf of our client, Glaukos Corporation., a Delaware corporation (the “Company”), and in connection with the submission of a letter dated September 9, 2014, in response to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated August 19, 2014 (the “Original Comment Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1, originally confidentially submitted by the Company to the Commission on July 23, 2014 (as so amended, the “Registration Statement”), we submit this supplemental letter to further address comment 14 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, in this letter, we have recited the prior comment from the Staff in bold type and have followed the comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY GLAUKOS CORPORATION

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Amanda Ravitz June 1, 2015 Page 2

14.                            Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Response:

Estimated Offering Price Range (the “Price Range”)

The Company advises the Staff that the Company currently estimates, based in part on advice and input recently received from its underwriters, that the initial public offering price per share of its currently contemplated initial public offering (“IPO”) will be between $[*] – $[*] per share, which does not reflect an expected reverse stock split of the Company’s capital stock (the “Reverse Stock Split”) to be effected prior to the IPO. The Company expects to include the Price Range and the impact of the Reverse Stock Split in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, which would shortly precede the commencement of the Company’s road show process.  On a post-Reverse Stock Split basis, the spread of the Price Range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.  The parameters of the Price Range in the pre-effective amendment will be subject to then-current market conditions, continuing discussions with the Company’s underwriters and its Board of Directors (the “Board”), and any further business, market or other developments impacting the Company.  We are providing this information to supplementally assist the Staff to facilitate your review process.

Estimated Grant Date Fair Value – Past 12 Months

The following table summarizes the dates of stock option grant authorizations by the Board during the past 12 months along with the number of shares of common stock underlying the stock options authorized to be granted, the exercise price and the estimated grant date fair value of the Company’s common stock on such date:

Date of Board Grant Authorization	Number of Shares Subject to Options	Exercise Price	Estimated Grant Date Fair Value Per Share
July 10, 2014	3,972,500	$2.91	$1.66
October 22, 2014*	135,000	$2.64	$1.54
February 27, 2015*	502,000	$2.90	$1.58
May 12, 2015*	792,500	$3.03	$1.63
* No grants to named executive officers authorized.

CONFIDENTIAL TREATMENT REQUESTED BY GLAUKOS CORPORATION

Amanda Ravitz June 1, 2015 Page 3

Estimated Fair Value Determination and Methodology

The exercise price for the authorized stock option grants reflected in the table above was determined on each grant authorization date by the Board with input from management and included the conclusions of the most recent independent valuations of the Company’s common stock as discussed below. In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, the estimated grant date fair values were determined using the Black-Scholes option pricing model, which requires the use of subjective assumptions, including, among others, the expected life of the options, volatility of the underlying equity security, a risk free interest rate and expected dividends. The Company respectfully advises the Staff that the difference between the estimated grant date fair values per share and the Price Range will be primarily attributable to the fact that the methodology used for determining the estimated grant date fair value and the Price Range is different in important ways.

The per share common stock value as of each valuation date during the past 12 months resulted from a methodology that first estimated the fair value of the business as a whole, or enterprise value, based upon the income and market approaches adjusted for expected cash and debt balances. The enterprise value was then allocated to the common stock based upon the Probability-Weighted Expected Return Method (“PWERM”) and the option pricing method (“OPM”). Finally, the value was adjusted to present value at a discount rate that accounted for lack of marketability considering that the Company’s stockholders cannot freely trade the common stock in the public markets.

As described in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition, the Board also considered numerous objective and subjective factors, along with input from management and independent third party valuation reports, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

July 2014 Option Grants

As disclosed in the Registration Statement, on July 10, 2014, the Board authorized the grant of non-statutory stock options (“Options”) to the Company’s employees, including the named executive officers and consultants, which Options have an exercise price of $2.91 per share. The option exercise price per share was determined by the Board after considering the factors set forth on pages 81-83 of, and in Note 7 to the consolidated financial statements included in, the Registration Statement and on a valuation performed by the Company and a third-party firm as of June 30, 2014 (the “June 2014 Valuation”). The Board did not authorize the grant of any further equity awards to any of the named executive officers after July 10, 2014.

The Company utilized the PWERM to estimate the per share value of common stock based on the probability-weighted present value of expected future equity values for the common stock under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for time to liquidity event at a rate that considers lack of marketability. The Company believes that the probability weighting of each potential liquidity event used in its PWERM analysis was an appropriate methodology in June 2014, in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the life sciences industries, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions.

CONFIDENTIAL TREATMENT REQUESTED BY GLAUKOS CORPORATION

Amanda Ravitz June 1, 2015 Page 4

The Company respectfully advises the Staff that the June 2014 Valuation resulted from the application of multiple liquidity scenarios. Specifically, the liquidity scenarios contemplated for the June 2014 Valuation were (i) an “unknown future sale” using OPM that utilized a hybrid of the M&A Method within the Market Approach and the Income Approach to valuation (the “Unknown Sale”), (ii) a late fiscal 2014 IPO (“Late 2014 IPO”), and (iii) a fiscal 2015 first quarter IPO (“First Quarter 2015 IPO”), weighted 50%, 25% and 25%, respectively.

The June 2014 Valuation used a risk adjusted discount rate of 20.5% for the Late 2014 and First Quarter 2015 IPO scenarios and an estimated time to liquidity event of 0.42 and 0.67 years, respectively. The Unknown Sale scenario utilized the Black-Scholes option pricing model with a risk-free discount rate of 0.20%, and an estimated time to a liquidity event of 1.25 years. Based upon PWERM probabilities of 50% for the Unknown Sale, 25% for a Late 2014 IPO and 25% for a First Quarter 2015 IPO, the Company determined that the fair value of the common stock was $3.60 per share, before applying a discount for lack of marketability. The Company calculated a discount rate for lack of marketability of 19.0% based upon both a quantitative and qualitative analysis and estimated a fair value of $2.91 per share in connection with stock option grants, which was consistent with the then most recent independent valuation of common stock and other objective and subjective factors.

June 2014 Valuation	Unknown Future Sale (Black-Scholes option pricing model)	Late 2014 IPO	First Quarter 2015 IPO
Time (Years)	1.25	0.42	0.67
Discount Rate	0.20% (risk-free)	20.5%	20.5%

October 2014 and February 2015 Option Grants

As disclosed in the chart above, the Board authorized the grant of Options to the Company’s employees and consultants on October 22, 2014 and February 27, 2015 with exercise prices of $2.64 and $2.90 per share, respectively. The authorized grants did not include any awards to the named executive officers. The option exercise prices per share were determined by the Board after considering the factors set forth on pages 81-83 of, and in Note 7 to the consolidated financial statements included in, the Registration Statement and on a valuation performed by the Company and a third-party firm as of September 30, 2014 (the “September 2014 Valuation”).

The September 2014 Valuation utilized the same methodology as applied for determining the June 2014 Valuation with different probability weightings and discounts as follows: (i) 40% for the Unknown Sale and (ii) 20% for a November 2014 IPO and 40% for a June 2015 IPO. The Company calculated a discount rate for lack of marketability of 17.3% based upon both a quantitative and qualitative analysis and estimated a fair value of $2.64 per share as of September 30, 2014. The September 2014 Valuation used a risk adjusted discount rate of 20.5% for the November 2014 and June 2015 IPO scenarios and an estimated time to liquidity event of 0.17 and 0.75 years, respectively. The Unknown Sale scenario utilized the Black-Scholes option pricing model with a risk-free discount rate of 0.23%, and an estimated time to a liquidity event of 1.25 years. The Company respectfully advises the Staff that between October 2014 and February 2015, the Company’s revenue and financial performance continued to meet expectations and, accordingly, in late February 2015 the Company began preparing for submission of an amended draft registration statement to resume the IPO process. Accordingly, the Board determined the February 27, 2015 fair value per share to be equal to the September 2014 fair value per share plus 10% to reflect the Company’s performance, and therefore the option exercise price for the awards approved on February 27, 2015 was set at $2.90 (10% higher than the September 2014 Valuation of $2.64).

CONFIDENTIAL TREATMENT REQUESTED BY GLAUKOS CORPORATION

Amanda Ravitz June 1, 2015 Page 5

September 2014 Valuation	Unknown Future Sale (Black-Scholes option pricing model)	November 2014 IPO	June 2015 IPO
Time (Years)	1.25	0.17	0.75
Discount Rate	0.23% (risk-free)	20.5%	20.5%

May 2015 Option Grants

As disclosed in the chart above, the Board authorized the grant of Options to the Company’s employees and consultants on May 12, 2015, with an exercise price of $3.03 per share. The authorized grants did not include any awards to the named executive officers. The option exercise price per share was determined by the Board after considering the factors set forth on pages 81-83 of, and in Note 7 to the consolidated financial statements included in, the Registration Statement and on a valuation performed by the Company and a third-party firm as of March 31, 2015 (the “March 2015 Valuation”).

The March 2015 Valuation utilized the same methodology as applied for determining the June 2014 Valuation and the September 2014 Valuation with different probability weightings and discounts as follows:  (i) 40% for the Unknown Sale and (ii) 40% for a June 2015 IPO and 20% for a December 2015 IPO. In addition, the Company considered data received from its lead IPO underwriter concerning valuations of comparable companies and recently completed IPOs. The March 2015 Valuation used a risk adjusted discount rate of 18.5% for the June 2015 and December 2015 IPO scenarios and an estimated time to liquidity event of 0.25 and 0.75 years, respectively. The Unknown Sale scenario utilized the Black-Scholes option pricing model with a risk-free discount rate of 0.46%, and an estimated time to a liquidity event of 1.75 years. The Company calculated a discount rate for lack of marketability of 18.4% based upon both a quantitative and qualitative analysis and estimated a fair value of $3.03 per share as of March 31, 2015.

March 2015 Valuation	Unknown Future Sale (Black-Scholes option pricing model)	June 2015 IPO	December 2015 IPO
Time (Years)	1.75	0.25	0.75
Discount Rate	0.46% (risk-free)	18.5%	18.5%

Discussion of Price Range

As is typical in IPOs, the Price Range for the offering was not derived using a formal determination of fair value, but was determined by negotiations between us and the underwriters. Among the factors that were considered in setting this range were the following:

•                 An analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

CONFIDENTIAL TREATMENT REQUESTED BY GLAUKOS CORPORATION

Amanda Ravitz June 1, 2015 Page 6

•                 The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

•                 An assumption that there would be a receptive public trading market for medical device companies such as us.

•                 An assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully advises the Staff that it believes the difference in the per share fair value of the Company’s common stock as of the May 2015 option grants and the Price Range for the Company’s common stock for this offering is primarily due to the following factors:

•                                         The Company and the third-party firm utilized quantitative methodologies to determine the fair value of the common stock, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an IPO. Also, other factors may have an impact, such as the inherent uncertainty of completing a successful IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters.

•                                         The Company respectfully submits that the difference between the fair value per share of the Company’s common stock for the past 12 months and the Price Range is primarily attributable to the fact that the methodology applied for determining the fair value per share for the past 12 months incorporated multiple probability-weighted liquidity scenarios, not all of which allocate value to the Company’s common stockholders, and inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount to liquidity event, which accounts for lack of marketability. In contrast, the Price Range assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock and certain warrants for preferred stock will be converted into common stock during the second quarter of 2015. Additionally, the Price Range assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability as an active trading market for the common stock is expected to exist following the IPO. As a result, the Price Range was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

•                                         The Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock for the past 12 months represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for a substantial difference between the fair value of the common stock as of the Option grant dates and the Price Range.

•                                         The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation

CONFIDENTIAL TREATMENT REQUESTED BY GLAUKOS CORPORATION

Amanda Ravitz June 1, 2015 Page 7

payments in preference to holders of common stock. The Price Range described assumes the automatic conversion of all of the Company’s preferred stock into common stock in connection with the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock. The Company respectfully submits that the IPO scenarios resulted in a higher fair value per share determination than the other liquidity event scenarios because under the IPO scenarios, the Company’s preferred stock would convert into common stock in connection with the offering and, therefore, the liquidation preferences of the preferred stock would be eliminated in connection with the completion of the offering.

•                                         The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility.

Conclusion

In conclusion, the Company respectfully submits to the Staff that the differences between the estimated grant date fair values and the Price Range are reasonable in light of the considerations outlined above.

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CONFIDENTIAL TREATMENT REQUESTED BY GLAUKOS CORPORATION

Amanda Ravitz June 1, 2015 Page 8

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378 or my colleague, Marianne Sarrazin, at (415) 659-5936.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre
Reed Smith LLP

Cc:                           Thomas W. Burns, Glaukos Corporation, by e-mail

Richard L. Harrison, Glaukos Corporation, by e-mail

Kim Letch, Ernst & Young LLP, by e-mail

B. Shayne Kennedy, Latham & Watkins, by e-mail

Marianne Sarrazin, Reed Smith LLP, by e-mail

CONFIDENTIAL TREATMENT REQUESTED BY GLAUKOS CORPORATION